CONSOL Energy, Inc.
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506
December 11, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, N.W., Mail Stop 7010
Washington, D.C. 20549

RE: Consol Energy Inc
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 10, 2012
File No. 001-14901

Dear Ms. Jenkins:

Based upon our correspondence with the Staff, we have performed supplemental analyses related to our gas impairment assessments. We agree with the Staff's comments (letter dated November 14, 2012) that ASC 360-10 requires companies to test for impairment using a grouping of assets and liabilities which are at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities.

While we believe the concept is clear, the application of the concept creates many challenges. As stated in ASC 360-10-55-35 varying facts and circumstances will inevitably justify different groupings of assets and liabilities for impairment review, and the final determination of the lowest level of net cash flows will require considerable judgment. We acknowledge that it is our responsibility to establish the procedures and processes to provide impairment calculations that are based on reasonable and supportable assumptions. All available evidence (both positive and negative) is and will continue to be considered in the determination of these assumptions and projections. These assumptions and projections are consistent with the information used by the company in other accounting calculations.

We review our procedures at least annually. As facts and circumstances change, these processes and procedures may change. Our objective is to ensure that relevant, reliable, and timely information is reported about whether the carrying amounts of long-lived assets are likely to be recovered.

The issues of how to identify and measure long-lived asset impairments are inherently contentious. In assessing whether the carrying amount of an asset is impaired, and in measuring impairment, one typically needs to make predictions of unknown future events. Those processes and procedures involve the exercise of significant judgment, and can be both costly and difficult to perform. In addition, many long-lived assets can be assessed for impairment only as part of a group of assets working together to generate an independent stream of net cash inflows (ASC 360-10-55-36).

ASC 360-10-20 defines the unit of account for impairment testing to be the cash generating unit. This “grouping of assets” determination has been a significant issue in our ongoing dialog with the staff. Essentially, one must decide which aspects of an economic transaction to account for independently and which to consider jointly. In particular, many gas transactions (such as sales contracts, lifting costs, gathering costs, initial capital investment) include various sets of potential cash flows, some of which are shared and others of which are quite independent from each other. The decision about which cash flows to consider jointly can have a significant impact on the resulting financial reporting. These decisions are all the more difficult because neither the Financial Accounting Standards Board (FASB) nor the International Accounting Standards Board (IASB) has a clearly defined set of principles within their conceptual framework for deciding unit of account issues.

Our continuing dialog indicates that we are in agreement as to the concepts to be used in testing for long-lived asset impairment under ASC 360-10. The area of difference centers on the level of asset grouping to be used to test impairment.

Item number four in your letter of November 14, 2012 suggests that CONSOL Energy should consider an asset grouping below the strata level. In particular you state that “it appears that within each strata, there are geographical groupings (below the entire strata level) of shallow oil and gas wells for which cash flows are independent from cash flows of other geographic regions.” Although we believe our process of grouping gas assets at the strata level is consistent with the principles of ASC 360-10 and ASC 932-360, we can understand the merit in going to the lower level of asset grouping of strata by geographic region.

As a result of the ongoing dialogue with the Staff, we have performed a supplemental analysis of our gas impairment based on asset grouping of strata by geographical region. This analysis resulted in the shallow oil and gas assets being tested in four primary components which match the well groupings listed in response one below. This analysis was also completed for the Marcellus and CBM strata. This analysis required the allocation of various cash out flows which were not previously allocated. The supplemental analysis resulted in no impairment issues for all periods presented in our 2011 Form 10-K. Based upon our correspondence with the Staff, we concluded that you believe that this is a more meaningful approach. Accordingly, we would propose to agree to perform our future gas division impairment testing using the grouping of strata by geographical region.

Below sets forth the responses of CONSOL Energy (the "Company" or "we" or "our") to the specific comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated November 14, 2012. The Company's responses set forth below correspond to the comments as numbered in the staff's letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements and Supplementary Data

Note 1 - Significant Accounting Policies

Impairment of Long-Lived Assets, page 119

1.
Please tell us the nature of the geographic distribution of your shallow gas assets. Please clarify for us if the number of wells, production and reserves are relatively evenly distributed between the four operating regions, or if there are certain operating regions that have disproportionate numbers of wells, production volumes or amounts of reserves within the shallow gas strata.

Our gas assets are delineated into four operating geographical regions: Central PA or “CPA” (headquartered in Indiana PA), Southwestern PA or “SWPA” (headquartered in Waynesburg, PA), West Virginia (headquartered in Jane Lew WV), and Virginia (headquartered in

Bluefield, WV). The following table shows as a percent of total the distribution of the shallow oil & gas net producing wells, net proved reserves and production at or for the year ended December 31, 2011.

Operating Region	Net Producing Wells Percent by Region	Net Proved Reserves Percent by Region	Production Percent by Region
Central PA (CPA)	36%	24%	28%
Southwestern PA (SWPA)	3%	2%	3%
West Virginia (WVA)	60%	73%	68%
Virginia (VA)	1%	1%	1%
	100%	100%	100%

2.
In your response to our prior comment 4 you state that lifting costs are recorded at either the specific well level, allocated by strata, or allocated to individual wells. You further state that gathering costs are maintained at a regional level and then allocated to the strata, and that capital expenditures are recorded on a well-by well basis. You also note that in instances where there are other working interests, joint interest statements are calculated using the allocated revenues and certain costs information that is allocated to the individual leasehold. Based on the foregoing, it appears that you have independent data at a level lower than the strata, or can allocate certain costs to a level lower than the strata. Please tell us whether cash flow data (particularly cash outflows) can be obtained, allocated or grouped at a level lower than each strata. If not, please explain why this data cannot be obtained, allocated or grouped considering your prior response noted above.

For the year ended December 31, 2011, the Company has prepared the following summary of our total gas operations to assist the Staff in their understanding of our cash outflows prior to any allocations. The following percentages represent the levels at which costs are currently captured, before any allocations.

	Division	Strata	Geographic region	Well-level

Lease operating	—%	30%	20%	50%
Gathering and compression	—%	—%	100%	—%
General and direct administrative	65%	35%	—%	—%

Total expenses	20%	20%	45%	15%

Based on the above table, there are two levels at which impairment could be assessed: strata or geographic region. We first analyzed whether to assess impairment at the geographic region level, at which approximately 60% of our costs (including well-level costs of 15%) are captured before allocations. As discussed in our prior correspondence, due to the level of cost sharing among the various strata within a geographic region, we believe that assessment of impairment at this level would not represent a logical grouping of assets, given the fundamental differences in the geology, operating costs, and cash flows associated with each of our strata (ASC 932-360-35-8). We next analyzed whether to assess impairment at the strata level, at which approximately 35% of costs (including well-level costs of 15%) are captured before allocations. We believe this methodology represents the lowest level of largely independent cash flows and also represents a logical grouping of assets. Accordingly, we previously concluded that further allocation of costs to a grouping of assets lower than strata would result in a higher level of cost sharing without affecting the impairment conclusion and, therefore, would not result in substantive refinements to our current impairment methodology. The Staff's suggested approach, strata by geographic region, would represent a third approach for assessing impairment.

As stated in ASC 360-10-55-35 and ASC 932-360-35-8, determining the lowest level of cash flows and logical asset groupings requires considerable judgment. We acknowledge that there are many factors, scenarios, and methodologies which can be used in impairment testing. We have considered the Staff's suggested approach, strata by region, and can agree that testing impairment at the strata level by geographic region would be another method to assess impairment. As demonstrated by the preceding analysis, assessment of impairment at this level would require further allocation of cost data than the method currently employed. However, based upon our correspondence with the Staff, it appears you believe that this is a more meaningful method to assess impairment. Accordingly, we would propose to agree to perform our future gas division impairment testing using the grouping of strata by geographical region.

Cash inflows associated with gas revenues are recorded at the division level and, under the proposed strata by geographic region approach, will be allocated based upon production information from the underlying wells, which is consistent with our prior approach. Cash outflows that are recorded at the strata and well levels, which approximate 35% of total cash outflows, can generally be attributed to the various strata by geographic region and, therefore, will not require additional allocations. Our remaining cash outflows, which represent costs incurred by region and general and direct administrative costs aggregate approximately 65% of our total cash outflows. Under the proposed approach, these costs will generally be allocated to the strata by geographic region based upon the underlying production volumes. The application of the proposed approach will not result in a significant change in the amount of largely independent cash flows relative to our prior assessments.

3.
We note your response to our prior comment 4 states that rework and abandonment decisions are evaluated on a case-by-case basis and are not analyzed on a well-by-well basis. Please describe to us in greater detail the process through which these decisions are made, including the level at which they are made. For example, please tell us whether your CODM monitors performance of all 14,743 gross producing shallow gas wells or whether these wells are monitored at another level or grouping for decisions about re-work or abandonment, or whether there are other managers who monitor performance at lower levels that make recommendations accordingly. Also, to the extent your CODM evaluates rework or abandonment decisions, please tell us whether those decisions made for the strata as a whole or at a lower level within that strata (e.g. by well, by pad, or by operating region within the shallow gas strata).

Our regional operation personal monitor production performance of the shallow oil & gas wells assigned to their area. In conjunction with corporate support functions, incremental economic analysis relative to target strata are completed (as discussed in detail in our October 3 response) and recommendations are provided to the CODM for reworks. Generally, the CODM has communicated that excess funds should not be used on the shallow oil & gas strata due to our primary focus being on the development of our Marcellus and Utica assets (started in 2012). Therefore, incremental economics for shallow oil & gas assets are only brought forward if necessary for safety or environmental reasons, or the continued ability to hold an existing lease which contains other target strata rights.

These same groups recommend shut-in or abandonment of wells to the CODM when there are safety or environmental compliance issues, operational maintenance issues which require significant funds, potential communications issues associated with other hydraulic fracturing, etc. These recommendations are not brought forward based on individual well financial performance.

4.
In your response to our prior comment 3 you state that aggregation by geography would ignore material differences in operating and capital costs. To clarify, we are not implying that your impairment should be analyzed strictly on a geographical basis. Rather, it appears that within each strata, there are regional groupings (below the entire strata level) of shallow gas wells for which cash flows are independent from cash flows of other regions. Please explain to us why it would not be appropriate to evaluate the shallow gas operations at each geographic area within the shallow gas strata. Please note that FASB ASC 360-10-35-23 requires that assets be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, regardless of the level at which your CODM reviews this data and uses it in their decision making process.

As noted above in response to Staff comment 2, we agree, as a result of utilizing additional allocation methods, that it would be reasonable to evaluate our gas assets by strata by geographic region beginning in 2012.
_______________________

We believe these responses satisfy the staff's requests. We would welcome the opportunity to discuss the matters further with the Staff upon your receipt and review of this information.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-4550. My fax number is (724) 485-4834.

Very truly yours,

 /s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer